Cue Capital Limited Partnership

Statement of Financial Condition
December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66599

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2021___ AND ENDING ___12/31/2021___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___CUE CAPITAL LIMITED PARTNERSHIP___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 S. BAYSHORE DRIVE, SUITE 9
_____
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Skouras	305 290-4013	gskouras@cuecapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAPHAEL GOLDBERG NIKPOUR COHEN & SULLIVAN CPA'S PLLC
_____
(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

2/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____George Skouras_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____CUE CAPITAL LIMITED PARTNERSHIP_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MARYROSE MERCADO
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20 _25_

Signature: _____

Title: _____
Managing Partner

Notary Public   2/16/2022

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cue Capital Limited Partnership
Table of Contents
December 31, 2021



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Cue Capital Limited Partnership

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Company") (a limited partnership), as of December 31, 2021 and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2012.

Woodbury, New York
February 25, 2022

Cue Capital Limited Partnership
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	17,907
Prepaid expenses		18,235
Due from managing partner		2,756
Property and equipment, net		5,309
Other assets		1,550
Total Assets	$	45,757

Liabilities and Partners' Capital
Liabilities

Accounts payable and accrued expenses	$	18,941
Total Liabilities		18,941
Partners' Capital		26,816
Total Liabilities and Partners' Capital	$	45,757

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

    The Partnership's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    Cash consists of deposits with banks. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Partnership's financial instruments consist of cash and cash equivalents, and accounts payable. The fair value of cash and cash equivalents is based upon the bank balance at December 31, 2021. The fair value of accounts payable is estimated by management to approximate their carrying value at December 31, 2021.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Computer equipment	5 Years
Computer software	5 Years
Furniture	7 Years
Leasehold improvements	15 Years

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2021.

Income Taxes

No provision for federal and state income taxes has been recorded because the limited partner reports the Partnership's income or loss on his income tax returns.

3.   **Property and Equipment**

Property and equipment at December 31, 2021 are as follows:

Furniture and fixtures	$	15,136
Computer Equipment		18,521
		33,657
Less: accumulated depreciation		(28,348)
	$	5,309

4.   **Due from Partner**

As of December 31, 2021, there is a balance in due from partner of approximately $2,756 as presented in the Statement of Financial Condition.

5.   **Concentration of Credit Risk and Uncertainties**

The Partnership maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

In December 2019, a novel strain of coronavirus was reported in China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting financial markets across the world. The extent of the impact of COVID-19 on the Partnership's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. At this point, the extent to which COVID-19 may impact the Partnership's financial condition or results of operations is uncertain.

6.   **Commitments**

The Partnership had no commitments for the year ended December 31, 2021.

7. **Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2021, the Partnership's net capital was -$1,034, which was -$6,034 in short of its minimum requirement of $5,000 under SEC Rule 15c3-1. The Partnership's net capital ratio was -18.32 to 1.

The Partnership does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

8. **Subsequent Events**

Subsequent events have been evaluated through February 15, 2022, the date the financial statements were available to be issued. The Company filed notification because of Net Capital below minimum amount required (SEA Rule 17a-11(c) (1) on January 21, 2021. George Skouras transferred $20,000 on January 21, 2022 and now the firm net capital is compliant.